UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Complete Genomics, Inc.

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

20454K 10 4

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly
767 Third Avenue
New York, NY 10017
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 20454K 10 4	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,452,871
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,452,871
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,452,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.65%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 20454K 10 4	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,410,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,410,862
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,410,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.53%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 20454K 10 4	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,452,871
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,452,871
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,452,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.65%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, $0.001 par value per share (“Shares”), of Complete Genomics, Inc. (the “Issuer”).  The Shares are listed on Nasdaq.  The Issuer’s principal offices are located at 2071 Stierlin Court Mountain View, California.

On June 1, 2011, the Issuer announced the closing of an underwritten public offering of 6,325,000 Shares at $12.50 per Share, which included the exercise in full by the underwriters of their option to purchase up to 825,000 additional Shares at the public offering price, less underwriting discounts and commissions (the “Share Issuance”).  As a result of the Share Issuance, the Issuer’s total number of outstanding Shares increased from 25,998,934 to 32,313,934 (the “Outstanding Share Increase”).  The Reporting Persons did not participate in, or acquire or dispose of any Shares in the Share Issuance.  As a result of the Share Issuance (and more specifically, the Outstanding Share Increase), the percentage of outstanding Shares that the Reporting Persons may be deemed to be the beneficial owner of was reduced by more than one percent of the Issuer’s now outstanding Shares.

Item 2.	Identity and Background.

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware (“Advisors”), OrbiMed Capital GP III LLC, a limited liability company organized under the laws of Delaware (“Capital”), and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of Capital and general partner of OrbiMed Associates III, LP (“Associates”), a limited partnership that holds Shares, as more particularly described in Item 6 below.  Advisors has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Capital is the general partner of OrbiMed Private Investments III, LP (“OPI III”), a limited partnership that holds Shares, as more particularly described in Item 6 below.  Capital has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and Capital are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address (or residence address where indicated);

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Not Applicable.  As described more fully in Item 1 above, the event giving rise to the obligation of the Reporting Persons to file this Statement did not involve any transactions effected by one or more Reporting Persons with respect to the Shares.

Item 4.	Purpose of Transaction.

Not Applicable.  As described more fully in Item 1 above, the event giving rise to the obligation of the Reporting Persons to file this Statement did not involve any transactions effected by one or more Reporting Persons with respect to the Shares.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  As of this date of this filing, based upon information contained in the most recent available filing by the Issuer with the SEC, the Reporting Persons may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of approximately 13.65% of the outstanding Shares.  As a result of the agreements and relationships described in Item 2 above and Item 6 below, Capital may be deemed to be the beneficial owner of approximately 13.53% of the Shares, and Advisors and Isaly may each be deemed to be the beneficial owner of approximately 13.65% of the Shares.

(c) The Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2, and 5, Capital is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III, and Advisors is the sole managing member of Capital, pursuant to the terms of the limited liability company agreement of Capital.  Advisors is also the sole general partner of Associates, pursuant to the terms of the limited partnership agreement of Associates.  Pursuant to these agreements and relationships, Advisors and Capital have discretionary investment management authority with respect to the assets of OPI III and Associates.  Such authority includes the power to vote and otherwise dispose of securities purchased by OPI III and Associates.  The number of outstanding Shares of the Issuer attributable to OPI III is 4,117,059 Shares and Warrants to purchase 291,602 Shares and to Associates is 39,211 Shares and Warrants to purchase 2,777 Shares.  Advisors, pursuant to its authority as the managing member of Capital and the general partner of Associates, may be considered to hold indirectly 4,156,270 Shares and Warrants to purchase 294,379 Shares and Capital, pursuant to its authority as the general partner of OPI III, may be considered to hold indirectly 4,117,059 Shares and Warrants to purchase 291,602 Shares.

Carl L. Gordon (“Gordon”), a member of Advisors who has served on Issuer’s Board of Directors since August 2009, was the recipient of a non-qualified stock option of the Issuer (the “Stock Option”) granted on November 30, 2010.  The Shares subject to the Stock Option (10,000 in all) will vest in 36 successive and equal monthly installments measured from November 30, 2010, such that 100% of the Shares subject to the Stock Option will be fully vested on the third anniversary of their issuance, subject to Gordon’s continued employment or service relationship with the Issuer on each of the vesting dates.  In addition, pursuant to an agreement with the Reporting Persons, Gordon is obligated to transfer any Shares issued pursuant to an exercise of the Stock Option to the Reporting Persons, who will distribute such Shares to OPI III and Associates on a pro-rata basis.  Accordingly, as of the date hereof, the number of Shares subject to the Stock Option attributable to OPI III and Associates is 2,201 and 21, respectively.  Of these, Advisors and Isaly may be considered to hold indirectly 2,222 Shares subject to the Stock Option, and Capital may be considered to hold indirectly 2.201 Shares subject to the Stock Option.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  June 6, 2011

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly	A-1